Exhibit 99.5

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Allied Gold Limited (the “Company”)

ABN
86 104 855 067

We (the entity) give ASX the following information.
Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,419,407

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

Appendix 3B Page 1

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•      the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	Shares – Issued Pursuant to Takeover of Australian Solomon’s Gold (ASG)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the compulsory acquisition of the remaining shares on the takeover of ASG.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,040,132,142	Ordinary (ALD)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)
		1,000,000	Options expiring 31 December 2010 exercisable at $0.80.

		1,000,000	Options expiring 31 December 2010 exercisable at $1.00.

		1,000,000	Options expiring 31 December 2010 exercisable at $1.25.

		1,000,000	Options expiring 31 December 2010 exercisable at $1.50.

		1,000,000	Options expiring 31 December 2010 exercisable at $2.00.

		20,637,500	Unlisted Options exercisable at $0.35 on or before 31 October 2011.

		9,375,000	Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company’s Share price trades at greater than $0.70 for 5 consecutive trading days.

		1,699,427	Unlisted Options exercisable at $0.31 on or before 31 December 2010.

		1,000,000	Unlisted Options exercisable at $0.35 on or before 31 December 2011.

		500,000	Unlisted Options exercisable at $0.35 on or before 31 December 2011, vesting upon when the Company’s Share price trades at greater than $0.70 for 5 consecutive trading days.

		16,175,000	Unlisted Options exercisable at $0.50 on or before 31 December 2013

		15,000,000	Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70.

		7,500,000	Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010

+ See chapter 19 for defined terms.

Appendix 3B Page 3

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 -  Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

+ See chapter 19 for defined terms.
Appendix 3B Page 5

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	X	Securities described in Part 1

(b)	N/ A
All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•   the date from which they do
•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A	N/A

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

Appendix 3B Page 7

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 23 February 2010
(Company secretary)

Print name:	Peter Torre
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